Ecopetrol announces new senior management appointment

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that the following senior management appointment was made effective as of October 16, 2024:

Carlos Mauricio Avila Saldarriaga has been appointed as Vice President of Subsidiaries and Assets with Partners. Carlos is a Petroleum Engineer from Universidad América, with further education in finance, project management and production operations. He has more than 28 years of experience in the hydrocarbons sector. He started his career in Ecopetrol as a Production Engineer and pursued other management positions in the New Business division. Additionally, he has held leadership roles in companies such as Occidental de Colombia Inc., Halliburton and Frontera Energy, serving as Senior Business Development Manager in Halliburton and Frontera Energy.

His expertise has allowed him to structure several portfolios, perform technical, economic-financial and contractual valuation of projects, and led interactions with diverse stakeholders, with a managerial and strategic approach to achieve results. He has also consolidated high-performing teams, developed national and international exploration and production businesses, and has structured and optimized portfolios in the Mid- Magdalena region.

The Ecopetrol Group appreciates the work carried out by Zaring Joemy Ocampo Barbosa as Acting Vice President and welcomes Carlos Mauricio in this new endeavor, wishing him success in his new position.

Bogota D.C., October 18, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co